

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

John L. Plueger
President & Chief Operating Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 600N
Los Angeles, CA 90067

> **Re: Air Lease Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2011**
> **File No. 333-171734**

Dear Mr. Plueger:

We have reviewed your amended registration statement and response letter filed February 22, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have requested confidential treatment for portions of several exhibits filed with your registration statement. We will send our comments on your confidential treatment applications under separate cover. Please be advised that we will not accept a request for acceleration until all comments on the confidential treatment applications are resolved.

2. We note from pages 1, 4, 75 and 77 of your Form S-1 that you lease aircraft to airline customers in the Middle East and Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, lessees, customers or other direct or indirect arrangements. In this respect, we note from your Form S-1 and

from your website that you lease planes to Saudi Arabia's Air Arabia and UAE's Etihad Airways and note from each of these company's websites that they fly to cities in Iran, Syria and Sudan. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by these governments.

3. Please tell us whether your agreements with Air Arabia, Etihad Airways and other customers prohibit the use of aircraft leased from you on routes serving Iran, Syria and/or Sudan and if not, whether to the best of your knowledge, understanding and belief your aircraft are used or will be used on such routes.

Prospectus summary, page 1

Operations to date, page 2

Aircraft purchase commitments, page 2

4. We note your response to comment 12 in our letter dated February 10, 2011. However, please confirm to us that there are currently no significant probable acquisitions for which historical financial statements could be required.

Enter into strategic ventures, page 4

5. We note your response to comment 15 in our letter dated February 10, 2011. Please revise your disclosure in this section to include the information contained in your response.

Increases in fuel costs could materially adversely affect our leases and by extension the demand for our aircraft, page 34

6. We note your discussion of the risk of fuel cost increases "that could occur in the future" and your reference to the high cost of fuel in 2008. Please revise your disclosure to discuss how your business has been, is or may be impacted by the current rising oil prices, which have reportedly risen to levels not seen since 2008. For example, we note recent news reports that the IATA has downgraded its 2011 airline profitability forecast. Please further discuss the increasing pressure on the world oil supply due to the ongoing unrest in Libya and the Middle East and how those current conflicts may impact fuel costs, which may in turn adversely impact demand for your aircraft.

Provisions in Delaware law and our restated certificate of incorporation and amended and restated bylaws . . . , page 41

7. We note your disclosure in the last paragraph on page 134. Please revise this risk factor to also reference the forum selection clause in your amended and restated bylaws.

Use of proceeds, page 43

8. We note your response to comment 21 in our letter dated February 10, 2011. Please revise your disclosure to include the factors you list in your response.

Overview of the aircraft leasing industry, page 63

Worldwide airline industry outlook, page 64

9. We note that you have shifted your discussion in this section from primarily discussing the airline industry's profitability to focusing on the growth rates for passenger and cargo traffic. Please tell us what consideration you have given to disclosing, in quantitative terms, that IATA's current 2011 airline profitability forecast represents a significant decrease from the actual reported 2010 airline industry net profits of approximately $16 billion. Please also tell us your basis for concluding that this information is not material to potential investors in your company.

Executive compensation, page 100

Elements of the executive compensation program, page 103

Annual bonus, page 103

10. We note your response to comment 30 in our letter dated February 10, 2011 and your revised disclosure in the third paragraph on page 103. We reissue the comment. Please note that we are requesting disclosure of the company financial performance targets and individual objectives applicable to each named executive officer with respect to the annual bonuses awarded for 2010. Please refer to Items 402(a)(4), (b)(2)(v) and (b)(2)(vii) of Regulation S-K. Please also disclose the actual results with respect to each performance target and individual objective for each named executive officer.

11. Please disclose when the annual bonuses were awarded to the named executive officers and how the compensation committee determined when to grant the awards. See Item 402(b)(2)(iv) of Regulation S-K.

Employment agreements and arrangements, page 110

12. We note your disclosure in the second and third paragraphs on page 112 regarding the 2011 base salary increases for Mr. Levy and Mr. Chen. Please revise your disclosures with respect to Mr. Levy and Mr. Chen on page 112 to specifically disclose why their base salaries were increased for 2011.

Certain material U.S. federal income tax considerations . . . , page 139

13. We note your response to comment 34 in our letter dated February 10, 2011. Please delete "certain" from the title of this section and in the first sentence as it implies that you are only discussing some, but not all, of the material tax consequences.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-6

14. We note your response to comment 37 in our letter dated February 10, 2011. However, in order for investors to fully understand why historical financial statements have not been presented, we continue to believe that you should provide additional disclosures in MD&A that better explain the transactions that resulted in the acquisition of your current fleet, as noted in your response. It appears to us that your disclosures should include: the number of aircraft you acquired subject to existing leases; the number of owners and operators from who you acquired aircraft; and the size ranges of your individual acquisition transactions.

Note 1 – Summary of Significant Accounting Policies, page F-7

c. Rental of Flight Equipment, page F-7

15. We note your response to comment 39 in our letter dated February 10, 2011. However, we continue to believe that you should provide additional disclosures under critical accounting policies in MD&A that better explain when and how you determine the portion of supplemental maintenance rent that you are virtually certain will not be reimbursed to the lessee, as noted in your response.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Jennifer Hardy at (202) 551-3767 if you have questions regarding comments on contacts with Iran, Syria and Sudan. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert B. Knauss, Esq. (*via facsimile at* (213) 683-5137)
        Munger, Tolles & Olson LLP
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